# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elite Health Systems Inc., CIK 0001089815
CUSIP: 90336K101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1131 W 6TH STREET, SUITE 225, ONTARIO, California (CA), 91762
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0001999391
Persons authorized to receive notices and communications: Dr. Prasad Jeereddi, 1161 W. 6th Street, Suite 225, Ontario, Canada (Federal Level) (Z4), 91762, (949)249-1170; Dr. Preveena Jeereddi, 1161 W. 6th Street, Suite 225, Ontario, Canada (Federal Level) (Z4), 91762, (949)249-1170

## Reporting persons
- jeereddi Prasad Anjaneya (CIK 0001999391): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,356,663; shared voting power 222,114; sole dispositive power 3,356,663; shared dispositive power 222,114; aggregate amount beneficially owned 3,578,777 (12.7% of the class)
  Comment: Represents 222,114 shares held by an entity which the Reporting Person is a managing member and major shareholder.
- Jeereddi Praveena (CIK 0002102567): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,389,520; shared voting power 35,000; sole dispositive power 1,389,520; shared dispositive power 35,000; aggregate amount beneficially owned 1,424,520 (5.1% of the class)
  Comment: Represents 35,000 shares held by a family trust.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Elite Health Systems Inc.
Address of issuer's principal executive offices: 1131 W 6TH STREET, SUITE 225, ONTARIO, California (CA), 91762

## Item 2. Identity and Background
Name of person filing:
Jeereddi, Prasad A.
Jeereddi, Praveena

Each of the foregoing is referred to herein as a Reporting Person and collectively as the Reporting Persons. Praveena Jeereddi is the daughter of Prasad A. Jeereddi, but there is no arrangement between the Reporting Persons relating to the voting or disposition of the shares of common stock of the Issuer noted in the tables above (the "Shares").
Residence or business address: The principal business address of the Reporting Persons is 1131 W. 6th Street, Suite 225, Ontario CA 91762.
Present principal occupation or employment:
Prasad A. Jeereddi is the CEO of the Issuer.
Praveena Jeereddi is a practicing physician in California.
Criminal convictions in the last five years: Neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares most recently were acquired by the Reporting Persons (1,452,680 and 1,389,520 for Prasad A. Jeereddi and Praveena Jeereddi, respectively) in connection with the acquisition of Physician Support Systems, Inc. ("PSS") by the Issuer. The Reporting Persons were the principal holders of PSS prior to the acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction: See response to Item 3 above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of common stock reported owned by each Reporting Person is based upon the number of shares of the Issuer's common stock outstanding as of November 4, 2025, which as of such date was 28,200,424 shares.

As of the date hereof, Prasad A. Jeereddi directly owned 3,578,777 shares.
Percentage: Approximately 12.69%

As of the date hereof, Praveena. Jeereddi directly owned 1,424,520 shares.
Percentage: Approximately 5.05%
Number of shares as to which each person has sole or shared power to vote or dispose:
Prasad A. Jeereddi
1. Sole power to vote or direct vote: 3,356,663
2. Shared power to vote or direct vote: 222,114
3. Sole power to dispose or direct the disposition: 3,356,663
4. Shared power to dispose or direct the disposition: 222,114

Praveena Jeereddi
1. Sole power to vote or direct vote: 1,389,520
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 1,389,520
4. Shared power to dispose or direct the disposition: 35,000
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Neither Reporting Person has a contract, arrangement, undertaking or relationship with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

## Signatures
- jeereddi Prasad Anjaneya: Dr. Prasad Jeereddi, Dr. Prasad Jeereddi (12/29/2025)
- Jeereddi Praveena: Dr. Praveena Jeereddi, Dr. Praveena Jeereddi (12/29/2025)